FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                            For the Month of May 2005

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADYON 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE INFORMATION IN PARAGRAPHS 1 THRU 6 OF THE REGISTRANT'S PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE
DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


Attached hereto and incorporated by reference is the following Registrant's press release:

B.O.S. Better Online Solutions Ltd. Reports First Quarter 2005 Results; Dated May 26, 2005.




Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By: /s/ Adiv Baruch
                                           -------------------
                                           Adiv Baruch
                                           President and CEO
Dated: May 26, 2005

B.O.S. BETTER ONLINE SOLUTIONS LTD. REPORTS FIRST QUARTER 2005 RESULTS

TERADYON, Israel - (BUSINESS WIRE) - May 26, 2005--B.O.S. Better Online Solutions Ltd. (the "Company" or "BOS") (NASDAQ:BOSC; TASE:BOSC) reported today its results for the quarter ended March 31, 2005.

Revenues for the first quarter of 2005 were $7.3 million, compared to $1.2 million for the first quarter of 2004. Our revenues increased mainly due to the consolidation of Odem Electronic Technologies 1992 ("Odem") (related to the Electronic Component operating segment), which was acquired in November 2004, as well as an increase of 60% in the sales of the Connectivity and Communication operating segments (including Quasar Telecom (2004) Ltd., which began operating in late September 2004). Net loss for the first quarter of 2005 was $943,000 (or -$0.20 per share), compared to a net loss of $511,000 (or -$0.12 per share), for the comparable period in 2004.

Gross profit for the first quarter of 2005 was $1.96 million, or 27% of revenues, compared to $670,000, or 56% of revenues, for the first quarter of 2004. The lower gross margin is due mainly to the consolidation of Odem's results since the gross margin of products sold by Odem is lower than the average gross margin of the Company's other products.

Operating loss for the first quarter of 2005 was $533,000, compared to $452,000 for the first quarter of 2004.

Financial expenses for the first quarter of 2005 were $161,000, compared to financial income of $15,000, for the first quarter of 2004. The financial expenses reflect the interest expenses related to the convertible note of a $2 million principal amount issued in June 2004. During March 2005, $308,000 of the principal amount of the note were converted into 100,000 shares.

As of March 31, 2005, the Company's balance sheet shows financial resources (cash, cash equivalents and marketable securities) of $4.5 million and loans (long and short term) of $3.5 million.

Adiv Baruch, BOS' CEO stated:

"The first quarter was characterized by growth, and an increase in revenues alongside an increase in sales and marketing costs. This increase in costs was needed in order to strengthen the sales and marketing infrastructure in correlation with the Company's growth."

Edouard Cukierman, Chairman of BOS commented:

"I believe in the direction that the Company chose and its continuing implementation towards further growth. The Catalyst fund, of which I am the CEO, is participating as a lead investor in the new investment round in the Company."

ABOUT BOS

BOS (www.boscorporate.com) which is traded on the NASDAQ (NASDAQ: BOSC - News) and on Tel-Aviv stock exchange (TASE: BOSC), was established in 1990. Through its subsidiary BOScom Ltd. it develops and markets three types of products under the BOSaNOVA brand:

     o A communications products line (www.boscom.com) provides innovative VoIP solutions to companies and organizations;

     o A connectivity products line (www.bosweb.com) provides connectivity solutions for IBM computers, from intermediate computers to personal computers and LAN networks; and

     o Software utilities products line (www.printbos.com) provides solutions for the design, distribution and management documents for a range of operating systems, including mainframe and UNIX.

In addition BOS supplies cellular adapters based on products of Quasar Communication Systems Ltd., whose assets were acquired by BOS, and design components and services through the ODEM Division, based on Odem Electronic Technologies 1992 Ltd. in which a controlling stake was also recently acquired.

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                                                    THREE MONTHS ENDED             YEAR ENDED
                                                                         MARCH 31,                DECEMBER 31,
                                                                -------------------------
                                                                 2005              2004              2004
                                                                -------           -------           -------
Revenues                                                        $ 7,272           $ 1,189           $ 8,282
Cost of revenues                                                  5,314               519             4,608
                                                                -------           -------           -------
Gross profit                                                      1,958               670             3,674
                                                                -------           -------           -------

Operating costs and expenses:
  Research and development                                          736               423             2,296
  Less - grants and participation                                     -                 -              (492)
  Sales and marketing                                               919               292             1,706
  General and administrative                                        836               407             1,705
                                                                -------           -------           -------
Total operating costs and expenses                                2,491             1,122             5,215

Operating  loss                                                    (533)             (452)           (1,541)
Financial income (expenses), net                                   (161)               15              (158)
                                                                -------           -------           -------
Loss before taxes on income                                        (694)             (437)           (1,699)
Taxes on income                                                     (59)                -               (20)
Equity in losses of an affiliated company                          (145)              (74)             (308)
Minority interest in earnings of a subsidiary                       (45)                -               (17)
                                                                -------           -------           -------
Loss from continuing operations                                    (943)             (511)           (2,044)
Loss related to discontinued operations                               -                 -                (9)
                                                                -------           -------           -------

Net loss                                                        $  (943)          $  (511)          $(2,053)
                                                                =======           =======           =======

Basic and diluted net loss per share from continuing
  operations                                                    $ (0.20)          $ (0.12)          $ (0.44)
                                                                =======           =======           =======

Basic and diluted net loss per share from discontinued
  operations                                                    $     -           $     -           $     -
                                                                =======           =======           =======

Basic and diluted net loss of NIS 4.00 par value per
  share                                                         $ (0.20)          $ (0.12)          $ (0.44)
                                                                =======           =======           =======


REVENUES AND GROSS PROFIT (LOSS) FOR OPERATING SEGMENTS FOR THE FIRST QUARTER OF 2005 COMPARED TO THE FIRST QUARTER OF 2004


                                                                            Electronic
                            Connectivity            Communication           Components                Total
                         ------------------      ------------------       ----------------      ------------------
                         Three months ended      Three months ended       Three months ended    Three months ended
                              March 31,               March 31,                 March 31,            March 31,
                         ------------------      ------------------       ----------------      ------------------
                          2005        2004        2005        2004         2005       2004       2005        2004
                         ------      ------      ------      ------       ------      ----      ------      ------
Revenues                 $1,504      $1,063      $  919      $  126       $4,849      $  -      $7,272      $1,189
                         ======      ======      ======      ======       ======      ====      ======      ======

Gross profit (loss)      $  852      $  680      $  267      $  (10)      $  839      $  -      $1,958      $  670
                         ======      ======      ======      ======       ======      ====      ======      ======

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA



                                                      MARCH 31,   DECEMBER 31,
                                                        2005         2004
                                                      -------      -------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                           $ 2,189      $ 2,578
  Marketable securities                                 1,580        2,324
  Trade receivables                                     5,576        4,557
  Other accounts receivable and prepaid expenses          885          722
  Inventories                                           2,955        3,086
                                                      -------      -------
Total current assets                                   13,185       13,267
                                                      -------      -------

LONG-TERM ASSETS:
   Marketable securities                                  751          757
   Severance pay fund                                   1,106        1,143
   Investment in affiliated company                     2,327        2,472
   Property, plant and equipment, net                     982        1,019
   Goodwill                                             1,573        1,569
   Customer list, net                                   1,362        1,389
   Other intangible assets, net                           449          471
   Other assets                                           356          398
                                                      -------      -------
Total long-term assets                                  8,906        9,218
                                                      $22,091      $22,485
                                                      =======      =======

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA



                                                                          MARCH 31,          DECEMBER 31,
                                                                             2005               2004
                                                                           --------           --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short term loans from banks                                              $  1,982           $  1,354
  Current maturities of long-term bank loans and convertible note               590                643
  Trade payables                                                              3,787              3,845
  Employees and payroll accruals                                                679                664
  Deferred revenues                                                             442                364
  Accrued expenses and other liabilities                                      1,041              1,141
                                                                           --------           --------
Total current liabilities                                                     8,521              8,011
                                                                           --------           --------

LONG-TERM LIABILITIES:
  Bank loans (net of current maturities)                                         41                 54
  Convertible note (net of current maturities)                                  900              1,151
  Put option issued to minority shareholders in a subsidiary                    359                359
  Deferred taxes                                                                330                348
  Accrued severance pay                                                       1,435              1,468
                                                                           --------           --------
TOTAL long-term liabilities                                                   3,065              3,380

MINORITY INTEREST IN A SUBSIDIARY                                               843                809
                                                                           ========           ========

LIABILITIES RELATED TO DISCONTINUED OPERATIONS                                  237                237
                                                                           ========           ========

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
  Share capital                                                               4,915              4,823
  Additional paid-in capital                                                 44,650             44,426
  Deferred stock-based compensation                                            (157)              (174)
  Accumulated other comprehensive income                                         18                 31
  Accumulated deficit                                                       (40,001)           (39,058)
                                                                           --------           --------
TOTAL SHAREHOLDERS' EQUITY                                                    9,425             10,048
                                                                           --------           --------

TOTAL liabilities and shareholder's equity                                 $ 22,091           $ 22,485
                                                                           ========           ========

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                                                YEAR ENDED
                                                                             THREE MONTHS ENDED MARCH 31,       DECEMBER 31,
                                                                              -------------------------           -------
                                                                               2005               2004              2004
                                                                              -------           -------           -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                                     $  (943)          $  (511)          $(2,053)
 Adjustments to reconcile net loss to net cash provided by (used in)
   operating activities:
   Loss (income) from discontinued operations                                       -                 -                 9
   Depreciation and amortization of intangible assets                              58                 -                51
   Depreciation of property, plant and equipment                                   86                71               300
   Amortization of marketable securities premium                                   13                21                47
   Accrued severance pay, net                                                       4                (6)                8
   Equity in losses of an affiliated company                                      145                74               308
   Minority interest in earnings in a subsidiary                                   45                 -                17
   Capital loss from sale of property and equipment                                 -                 -                 5
   Stock based compensation related to warrants issued to service
     providers                                                                     58                33               121
   Stock based compensation related to options issued to employee                  15                 -                 5
   Amortization of financial expenses related to issuance of
     convertible note                                                              35                 -                78
   Decrease (increase) in trade receivables                                    (1,055)              301              (342)
   Decrease in deferred taxes                                                     (21)                -               (47)
   Decrease in other accounts receivable and prepaid expenses                    (168)              (15)               33
   Decrease (increase) in inventories                                             111               (39)             (461)
   Increase (decrease) in trade payables                                          111               110               961
    Increase (decrease) in employees and payroll accruals, deferred
     revenues, accrued expenses and other liabilities                              20              (123)              (63)
                                                                              -------           -------           -------
 Net cash provided by (used in) operating activities from continuing           (1,486)              (84)           (1,023)
   operations
 Net cash provided by (used in) operating activities from
   discontinued operations                                                          -               (82)              (96)
                                                                              -------           -------           -------
 Net cash provided by (used in) operating activities                           (1,486)             (166)           (1,119)
                                                                              -------           -------           -------

 CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                                               (54)              (39)             (214)
 Proceeds from sale of property and equipment                                       -                 -                38
 Investment in long-term marketable securities                                      -              (278)           (1,247)
 Acquisitions, net of cash acquired                                              (139)                -            (1,443)
 Proceeds from redemption of marketable securities                                731                 -             1,000
                                                                              -------           -------           -------
 Net cash provided by (used in) investing activities from continuing              538              (317)           (1,866)
   operations
 Net cash used in investing activities from discontinued operations                 -                 -                 -
                                                                              -------           -------           -------
 Net cash provided by (used in) investing activities                              538              (317)           (1,866)
                                                                              -------           -------           -------

 CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds (repayment) of short term and long term bank loans                      632                 -               (93)
 Proceeds from long term convertible note and warrants, net of
   issuance expenses                                                              (21)                -             1,787
 Payment of  long term convertible note                                           (40)                -               (80)
                                                                              -------           -------           -------
 Net cash provided by (used in) financing activities from continuing              571                 -             1,614
   operations
 Net cash used in financing activities from discontinued operations                 -                 -                 -
                                                                              -------           -------           -------
 Net cash provided by (used in) financing activities                              571                 -             1,614
                                                                              -------           -------           -------

 Decrease in cash and cash equivalents                                           (377)             (483)           (1,371)
 Decrease in cash and cash equivalents from discontinued operations                 1                57                66
 Effect of exchange rate changes on cash and cash equivalents                     (13)                -                11
 Cash and cash equivalents at the beginning of the year                         2,578             3,872             3,872
                                                                              -------           -------           -------

 Cash and cash equivalents at the end of the year                             $ 2,189           $ 3,446           $ 2,578
                                                                              =======           =======           =======